SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               AMENDMENT NO. 29
                                      TO
                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                February 20, 1996
                     (Date of Event which Requires Filing
                              of this Statement)









Check the following box if a fee is being paid with this Statement:
                                                                 [  ]
CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                           [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  14,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0
PERSON
WITH                    9.    Sole Dispositive Power
                              14,645,432 shares

                        10.   Shared Dispositive Power
                              0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares
                                                              [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO
CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                            [  ]


6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares
                                                           [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO
CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

                                                           [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                        0
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                          0

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares

                                                           [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO
     This Amendment No. 29 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications") and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 3.     Source and Amount of Funds or Other
            Consideration.
     Item 3 is hereby amended and supplemented by adding thereto the following:
     Pursuant to the Revised February 1996 Debt Extension Letter (as defined below), Concept has proposed to loan the Issuer an additional $1,000,000. Upon the consummation of the Settlement Agreement (as defined below), Concept will pay to the Estate $1,050,000 in full settlement of all claims the Estate has against Concept and for the transfer by the Estate to Concept of 456,409 shares of Common Stock and 1,250 shares of Preferred Stock. Upon the consummation of the Allied Stock Purchase Agreement (as defined below), Concept will purchase 170,000 shares of Common Stock from Allied for $153,000. The funds for such transactions would be obtained by Concept from Communications, which would borrow the same amount of funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement. The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications would be obtained by Atlantic Video as proceeds of a loan from One-Up, which would obtain those funds as proceeds of a loan from UCI.


Item 4.     Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by deleting

the last paragraph under the caption "Certain Loans to

the Issuer." and adding thereto the following:

     Certain Loans to the Issuer.

     On February 20, 1996, Concept delivered to the Issuer a letter (the "February 1996 Debt Extension Letter") offering to extend the maturity date of the outstanding loans owed to Concept (which have an aggregate principal amount of $11,000,000) to May 1, 1996. According to the proposed terms of the February 1996 Debt Extension Letter, the outstanding loans would continue to accrue interest from February 1, 1996, at the increased interest rate specified in each of the promissory notes; provided, that the December 1994 Promissory Note would accrue interest at the rate provided for in the December 1994 Promissory Note as increased by the terms of the March 1995 Letter Agreement. The February 1996 Debt Extension Letter also proposes to amend the Security Agreement executed in conjunction with the January 1996 Promissory Note to secure, pursuant to the Security Agreement, all the loans owed to Concept, as well as all other obligations of the Issuer to Concept.

     The February 1996 Debt Extension Letter offers the Issuer an additional loan in the principal amount of $1,000,000 due May 1, 1996. The proposed loan would accrue interest at a rate of 4.89% per annum through the maturity date. If the proposed loan is not repaid on or prior to the maturity date, the loan will thereafter accrue interest at a rate of 6.89% per annum. The proposed loan would be secured under the Security Agreement. The February 1996 Debt Extension Letter supersedes another letter from Concept to the Issuer of even date. A copy of such superseded letter is filed as Exhibit 29.0 hereto and is incorporated herein by reference.

     After continuing discussions between representatives of the Issuer and representatives of Concept, on February 26, 1996, Concept delivered to the Issuer a revised letter (the "Revised February 1996 Debt Extension Letter"). The Revised February 1996 Debt Extension Letter has substantially the same terms and conditions as the February 1996 Debt Extension Letter, except that the Revised February 1996 Debt Extension Letter offers to extend the maturity date of the outstanding loans owed to Concept (which have an aggregate principal amount of $11,000,000) to October 1, 1996.

     The proposed promissory note attached to the Revised February 1996 Debt Extension Letter indicates that the Issuer is seeking to negotiate an equity investment transaction with Concept or a third party of not less than $12,000,000 (the principal amount of the Issuer's outstanding loans owed to Concept upon the issuance of such promissory note). In the event that Concept and the Issuer reach agreement on the terms of such equity investment by Concept in the Issuer, Concept would convert the principal amount of such outstanding loans into equity of the Issuer. Upon such conversion, (i) the principal amount of such loans (excluding any interest thereon) would become equity of the Issuer, and (ii) the Issuer would issue a new promissory note in the principal amount equal to all the then outstanding accrued interest on the Issuer's outstanding loans (at an interest rate equal to the rate of the then published interest rate on six month United States treasury bills).

     The foregoing description of the February 1996 Debt Extension Letter and the Revised 1996 Debt Extension Letter is qualified in its entirety by the text of the February 1996 Debt Extension Letter and the Revised 1996 Debt Extension Letter, which are attached hereto as Exhibits 29.1 and 29.2 respectively and are incorporated herein by reference.

     Item 4 is hereby further amended by deleting the information set forth under the caption "Proposed
Settlement." and by adding in lieu thereof the following:
     Settlement.

     Concept, the Bankruptcy Trustee, Allied and M/A Burgers entered into a Settlement Agreement and Mutual Release dated as of January 26, 1996, relating to the settlement of the various disputes among them (the "Settlement Agreement").

     Pursuant to the Settlement Agreement, (i) Concept will pay to the Estate $1,050,000 in full settlement of all claims which the Estate has against Concept, (ii) the Bankruptcy Trustee will transfer to Concept 456,409 shares of the Common Stock and 1,250 shares of the Preferred Stock and relinquish its claim against Concept relating to the purchase of M/A Burger Shares by Concept (which purchase the Bankruptcy Trustee was attempting to set aside in the Bankruptcy Action), (iii) Concept and the Estate will release all claims which either of them has against the other, (iv) the Bankruptcy Trustee will transfer to Allied the Estate's interest in 1,170,000 shares of the Common Stock, (v) Allied will waive its claim to a security interest in 1,335,676 shares of the Common Stock and 1,250 shares of the Preferred Stock owned by the Estate and (vi) the Shareholders Agreement and the Vote Pooling Agreement will terminate.

     In connection with the execution of the Settlement Agreement, Concept and Allied entered into a Stock Purchase Agreement (the "Allied Stock Purchase Agreement"). Pursuant to the Allied Stock Purchase Agreement, Concept will purchase 170,000 shares of the 1,170,000 shares of Common Stock transferred to Allied by the Bankruptcy Trustee for $.90 per share or $153,000 in the aggregate. Pursuant to the Allied Stock Purchase Agreement, prior to the closing thereof, Concept and Allied will enter into an option agreement (the "Allied Option Agreement"), pursuant to which Allied will grant Concept an option to purchase the remaining 1,000,000 of the 1,170,000 shares of the Common Stock transferred to Allied by the Bankruptcy Trustee at an initial option price of $.90 per share, which option price will increase over time to a maximum of $1.10 per share. In the event that Concept has not exercised its option within 18 months after the date the Allied Option Agreement becomes effective, Allied would have the right, at any time during the following six months, to put such 1,000,000 shares of Common Stock to Concept at a price of $1.20 per share. Concept's option to purchase and Allied's put with respect to such 1,000,000 shares of Common Stock are together referred to herein as the "Allied Option." During the duration of the Allied Option, Concept will have an irrevocable proxy to vote such 1,000,000 shares of the Common Stock which are the subject of the Allied Option. Pursuant to the Settlement Agreement, the Bankruptcy Trustee, Concept, Allied and M/A Burgers would release all claims which any of them has against the other and all litigation among those parties would be dismissed with prejudice.

     The Settlement Agreement was approved by the Bankruptcy Court on February 22, 1996. However, the obligations of Concept, the Bankruptcy Trustee, Allied and M/A Burgers under the Settlement Agreement are subject to the condition precedent that Concept and the Issuer shall have executed a separate settlement agreement with Tiger. As of the date of this Amendment No. 29, such separate settlement agreement has not been executed by such parties.

     The foregoing descriptions of the Settlement Agreement, the Allied Stock Purchase Agreement and the Allied Option Agreement are qualified in their entirety by the text of the Settlement Agreement and the Allied Stock Purchase Agreement (which includes the form of the Allied Option Agreement) which are attached hereto as Exhibit 29.3 and 29.4 respectively and are incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer.

     Items 5 (a) and (b) are hereby amended by deleting the

information set forth thereunder and by adding in lieu

thereof the following:

          (a)-(b)  The following table sets forth informa-
tion with respect to the shares of the Common Stock beneficially owned by the Reporting Persons as of the close of business on February 23, 1996:

Name             Aggregate Number    Percentage          Sole Power
                 of Shares           of Class <F1>       to Vote or
                 Beneficially                            or Direct
                 Owned                                   Vote

Concept          14,645,432<F2>      70.6%               14,645,432<F2>
Communications   14,645,432<F2>      70.6%               0
Capital          14,645,432<F2>      70.6%               0



Name             Shared Power        Sole Power          Shared Power
                 to Vote or          to Dispose          to Dispose or
                 Direct Vote         or Direct           or Direct
                                     Disposition         Disposition

Concept          0                   14,645,432<F2>      0
Communications   14,645,432<F2>      0                   14,645,432<F2>
Capital          14,645,432<F2>      0                   14,645,432<F2>

<F1>             Computed on the basis of 20,739,376 shares of the Common
                 Stock outstanding (20,274,371 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1995 and assuming the conversion of the Preferred Stock owned by Concept and the exercise of the Tiger Warrant by Concept).

<F2>             Includes 13,180,427 shares of the Common Stock and 2,500
                 shares of the Preferred Stock (each share convertible into 100 shares of the Common Stock) owned by Concept, 1,000,000 shares of the Common Stock that may be acquired pursuant to the Allied Option and 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the Tiger Warrant.

       None of Ms. Spurgin and Messrs. Joo, Hugel, Sebold,
Seubert, Cooperrider, Morton, Wojcik, Salonen, Ward, Guerra and McDevitt beneficially owns shares of the Common Stock or the Preferred Stock.

       Item 5(c) is hereby amended and supplemented by

incorporating the information set forth in Item 4 under the

heading "Settlement." in this Amendment No. 29.


Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by

incorporating herein the information set forth under Item 4

in this Amendment No. 29.

     Item 6 is hereby further amended and supplemented by

deleting the information set forth under the caption

"Arrangements with Tiger Communications Company, L.P." and

by adding in lieu thereof the following:

     Arrangements with Tiger Communications Company, L.P.

     As of February 22, 1994, Concept and Tiger
Communications Company, L.P. ("Tiger") entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Concept acquired from Tiger (i) an aggregate of 4,322,324 shares of the Common Stock (the "Tiger Shares") and (ii) a warrant to purchase up to 365,005 shares of the Common Stock at a price of $2.00 per share on or before May 15, 1997 (the "Tiger Warrant"). The Purchase Agreement provides that Concept acquired all of Tiger's rights under a Registration Rights Agreement by and between the Issuer and Tiger dated on or about February 24, 1992, as the same has been amended to date (the "Registration Rights Agreement"), with respect to the Tiger Shares and the shares of the Common Stock underlying the Tiger Warrant. As of the date hereof, Concept has purchased 150,000 shares of the Common Stock underlying the Tiger Warrant and there remains 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the unexercised portion of the Tiger Warrant.
As part of the Purchase Agreement, under certain circumstances, Concept might be required to pay to Tiger up to an additional $700,000. This potential obligation would be dismissed upon the execution of a separate settlement agreement among Concept, the Issuer and Tiger in connection with the Settlement Agreement described in Item 4 hereof.
As of the date of this Amendment No. 29, such separate settlement agreement has not been executed by such parties.

          The Registration Rights Agreement generally provides that, from February 24, 1993 to February 24, 1997, Tiger, or its designee, may demand that the Issuer effect the registration under the Securities Act of 1933, as amended, of no less than 500,000 shares of the Common Stock held by Tiger. Tiger, or its designee, may make two such demands. Tiger, or its designee, is also entitled to request that the Issuer include securities held by Tiger, or its designee, in certain registrations by the Issuer of its securities.


Item 7.     Items to be Filed as Exhibits

Exhibit   Description

29.0      Letter, dated February 20, 1996, from Concept
          Communications, Inc., to the Nostalgia Network,
          Inc.

29.1      Letter, dated February 20, 1996, from Concept
          Communications, Inc., to the Nostalgia Network,
          Inc.

29.2      Letter, dated February 26, 1996, from Concept
          Communications, Inc., to the Nostalgia Network,
          Inc.

29.3 Settlement Agreement and Mutual Release entered into January 26, 1996, by and among Richard K.
          Diamond, as Chapter 7 Trustee of the Bankruptcy
          Estate of Gold'N M Television, Inc., a Delaware corporation, Concept Communications, Inc., a
          Delaware corporation, Allied Cellular Systems,
          Inc., a Delaware corporation, and M/A Burgers,
          Inc., a California corporation.

29.4      Stock Purchase Agreement dated as of January 26,
          1996 by and between Concept Communications, Inc., a Delaware corporation, and Allied Cellular
          Systems, Inc., a Delaware corporation.


    SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  February 28, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  MICHAEL SEBOLD
                           By: Michael Sebold, Secretary


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  MICHAEL SEBOLD
                           By: Michael Sebold, Vice
                                 President and Secretary


                           CROWN CAPITAL CORPORATION


                           /s/  MICHAEL SEBOLD
                           By: Michael Sebold, Vice
                                 President and Secretary

                               EXHIBIT INDEX

Exhibit   Description                                  Page

29.0      Letter dated February 20, 1996, from
          Concept Communications, Inc., to the
          Nostalgia Network, Inc.

29.1      Letter dated February 20, 1996, from
          Concept Communications, Inc., to the
          Nostalgia Network, Inc.

29.2      Letter dated February 26, 1996, from
          Concept Communications, Inc., to the
          Nostalgia Network, Inc.

29.3      Settlement Agreement and Mutual Release
          entered into January 26, 1996, by and
          among Richard K. Diamond, as Chapter 7
          Trustee of the Bankruptcy Estate of Gold'N
          M Television, Inc., a Delaware corporation,
          Concept Communications, Inc., a Delaware corporation, Allied Cellular Systems, Inc., a Delaware corporation, and M/A Burgers, Inc., a California corporation.

29.4      Stock Purchase Agreement dated as of
          January 26, 1996 by and between Concept
          Communications, Inc., a Delaware
          corporation, and Allied Cellular Systems,
          Inc., a Delaware corporation.